April 9, 2009

VIA EDGAR FILING

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-0408

Attention: Mr. Kevin Vaughn

RE:	Trinity Capital Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed March 16, 2009

File No. 000-50266

Dear Mr. Vaughn:

Trinity Capital Corporation (the “Company”) has filed via EDGAR today its response to the comment of the Staff contained in a letter, dated March 30, 2009, relating to the above-referenced filing. Set forth below is the comment contained in the Staff’s letter and the response with respect thereto.

Financial Statements

Report of Independent Accountants, Page 58

1.

Please revise to properly evidence the signature(s) of the independent public accounting firm that issued its report on internal controls over financial reporting and on the consolidated financial statements. Please refer to Rule 302 of Regulation S-T.

The Company agrees to amend its Form 10-K for the year-ended December 31, 2008 to include the signature of our independent public accounting firm, Moss Adams, LLP. The Amended Form 10-K is expected to be filed by April 13, 2009.

Trinity Capital Corporation acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

I hope that this information is responsive to your requests. Please let me or Heather Boone, our General Counsel, know if you need additional information. You can reach me at (505) 662-1045 or daniel@lanb.com.

Very truly yours,

/s/ Daniel R. Bartholomew

Daniel R. Bartholomew
Chief Financial Officer

cc:	William C. Enloe, Chief Executive Officer

Heather Boone, General Counsel

Jim Thompson, Moss Adams, LLP

Robert Fleetwood, Barack Ferrazzano